SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial
Information for the Three and Six-month Periods
Ended June 30, 2005 and 2004 and
Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company ") as of June 30, 2005, and the related condensed consolidated statements of income and of cash flows for each of the three-month and six-month periods ended June 30, 2005 and June 30, 2004. This interim financial information is the responsibility of the Company's management.

2
We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 225 million as of June 30, 2005 and for which the equity gain, included in net income, totaled US$ 7 million and US$ 16 million for the three-month and six-month periods then ended.

3
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4
Based on our review, and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

Votorantim Celulose e Papel S.A.

5	We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004, and the related consolidated statement of income, and of cash flows for the year then ended (not presented herein), and in our report dated January 18, 2005 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, July 20, 2005

PricewaterhouseCoopers Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares

	June	December
Assets	30, 2005	31, 2004

	(Unaudited)

Current assets
Cash and cash equivalents	224	151
Held-to-maturity securities		69
Available for sale securities	372
Unrealized gains from cross currency interest rate swaps	29
Trade accounts receivable, net	177	175
Inventories	165	130
Recoverable taxes	60	49
Deferred income tax	13
Other	19	13

	1,059	587

Investment in affiliates and goodwill	571	249
Property, plant and equipment, net	1,673	1,443

	2,244	1,692

Other assets
Held-to-maturity investments		209
Unrealized gains from cross currency interest rate swaps		47
Deferred income tax	39	43
Other	87	66

	126	365

Total assets	3,429	2,644

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares		(continued)

	June	December
Liabilities and shareholders' equity	30, 2005	31, 2004

	(Unaudited)

Current liabilities
Trade payable s	52	45
Short-term debt	77	79
Current portion of long-term debt	83	297
Payroll, profit sharing and related charges	18	15
Income taxes	29	18
Other	21	19

	280	473

Long-term liabilities
Long-term debt	1,222	569
Unrealized loss from cross currency interest rate swaps	30
Accrued liabilities for legal proceedings	141	104

	1,393	673

Commitments and contingencies (Note 13)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares
authorized, 85,911,046 shares issued	785	785
Common shares, no par value, 140,000,000 shares
authorized, 105,702,452 shares issued	1,053	1,053
Additional paid in capital	29	29
Treasury shares, at cost 2005 - 30,799 preferred shares; 2004 -
157,200 preferred shares		(2)
Appropriated retained earnings	60	60
Unappropriated retained earnings	511	440
Accumulated other comprehensive deficit
Cumulative translation adjustment	(693)	(867)
Net unrealized gains on available for sale securities, net of
tax of US$ 5	11

	1,756	1,498

Total liabilities and shareholders' equity	3,429	2,644

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
In millions of U.S. dollars, except number of shares

	Three-month period		Six-month period
	ended June 30		ended June 30

	2005	2004	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue
Domestic sales: (net of sales taxes: three months to
June 2005 - US$ 42, 2004 - US$ 23; six months to
June 2005 - US$ 81, 2004 - US$ 49)	131	122	250	234
Export sales	142	126	274	261

	273	248	524	495

Operating costs and expenses
Cost of sales	153	123	290	247
Selling and marketing	34	28	64	58
General and administrative	13	9	24	17
Other operating expenses, net	1	1	3	2

	201	161	381	324

Operating income	72	87	143	171

Non-operating income (expense)
Financial income	11	8	21	20
Financial expense	(24)	(19)	(43)	(35)
Foreign exchange gain and unrealized gain on
swaps, net	34	2	32	5

	21	(9)	10	(10)

Income before taxes on income and equity in affiliates	93	78	153	161
Income tax expense
Current	(21)	(9)	(35)	(19)
Deferred	8	5	14	5

	(13)	(4)	(21)	(14)

Income before equity in affiliates	80	74	132	147
Equity in earnings of affiliates	12	11	21	18

Net income	92	85	153	165

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
In millions of U.S. dollars, except number of shares				(continued)

	Three-month period		Six-month period
	endedJune 30		ended June 30

	2005	2004	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income applicable to preferred stock	43	40	72	78
Net income applicable to common stock	49	45	81	87

Net income	92	85	153	165

Basic and diluted earnings per ADS - in U.S. dollars
Preferred	0.50	0.47	0.84	0.91
Common	0.45	0.42	0.76	0.83

Weighted average number of shares outstanding (thousand)

Preferred	85,879	85,727	85,879	85,727
Common	105,702	105,702	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
In millions of U.S. dollars

	Three-month period		Six-month period
	ended June 30		ended June 30

	2005	2004	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	92	85	153	165
Adjustments to reconcile net income to cash
provided by operating activities
Foreign exchange gain and unrealized gain
on swaps, net	(34)	(2)	(32)	(5)
Equity in earnings of affiliates	(12)	(11)	(21)	(18)
Deferred income tax	(8)	(5)	(14)	(5)
Depreciation and depletion	27	20	52	42
Loss on disposal of property, plant and
equipment	1	1	1	2
(Decrease) increase in assets
Trade accounts receivable	3	(7)	20	(4)
Inventories	(3)	(4)	(16)	(6)
Other assets	(14)	(13)	(23)	(23)
Increase (decrease) in liabilities	(14)	15	(11)	36

Net cash provided by operating activities	38	79	109	184

Cash flows from investing activities
Purchase of held - to-maturity investments, net of
proceeds from sale		17	6	19
Purchases of available for sale securities, net of
proceeds from sales	(62)		(62)
Acquisition of an interest in affiliate (Note 3)			(275)
Interest on equity and dividends received	9	14	10	14
Acquisition of property, plant and equipment	(60)	(59)	(96)	(100)

Net cash used in investing activities	(113)	(28)	(417)	(67)

Cash flows from financing activities
Short- term debt	(4)	(22)	(15)	(9)
Third parties long- term debt
Issuances	402	121	704	147
Repayments	(235)	(109)	(277)	(218)
Related parties long-term debt
Issuances	21		21	46
Repayments	(10)	(8)	(19)	(14)

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
In millions of U.S . dollars, except number of shares				(continued)

Sales (acquisition) of treasury shares		(3)	2	(3)
Dividends paid	(82)	(77)	(82)	(77)

Net cash provided by (used) in financing activities	92	(98)	334	(128)

Effect of exchange rate changes on cash and
cash equivalents	44	(19)	47	(20)

Net increase (decrease) in cash and cash
equivalents	61	(66)	73	(31)

Cash and cash equivalents at beginning of period	163	325	151	290

Cash and cash equivalents at end of period	224	259	224	259

	Three-month period		Six-month period
	ended June 30		ended June 30

	2005	2004	2005	2004

Supplemental cash flow information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash paid during the period for
Income tax	8	6	23	15
Interest	19	19	28	31

The accompanying notes are an integral part of the condensed consolidated financial information.

Our Business

Votorantim Celulose e Papel S.A. and its subsidiaries ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP ".

Condensed Accounting Policies

Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The condensed consolidated financial nformation as at and for the three and six-month periods ended June 30, 2005 and 2004 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2004. Our results for the six-months period ended June 30, 2005 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2005.

The accounting policies adopted in preparing this unaudited financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2004.

Our balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. ("VEP "), VCP Florestal Ltda ., St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz "), in which we acquired our interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO") and Voto - Votorantim Overseas Trading Operations II Limited. ("VOTO II") respectively, are accounted for using the equity method.

On March 31, 2005, Ripasa Participações S.A. (“Ripar”) a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59 % interest in the voting capital of Ripasa S.A. Celulose e Papel ("Ripasa"), a Brazilian pulp and paper producer. We account our interest in Ripar following the equity method of accounting using financial information as of one month before the end of the quarter.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (June 30, 2005 - R$ 2.3504: US$ 1.00; December 31, 2004 - R$ 2.6544: US$ 1.00), and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (June 30, 2005 - R$ 2.5737: US$ 1.00; June 30, 2004 - R$ 2.9708: US$ 1.00) . The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 20 and US$ 16 in the three months ended June 30, 2005 and 2004, respectively, and US$ 38 and US$ 32 in the six months ended June 30, 2005 and 2004, respectively.

Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 "Accounting for the impairment or disposal of long-lived assets".

An impairment provision was determined in the fourth quarter of 2002 based on the market price of US$ 18.56 for the Aracruz ADRs held on December 31, 2002 of US$ 136 (gross of deferred income tax effects of US$ 46) which was charged directly to income. On June 30, 2005, the market price for the Aracruz ADRs was US$ 34.75.

Accounting pronouncements

The Financial Accounting Standards Board ("FASB ") issued the following pronouncements:

.. In December 2003, the FASB issued FIN 46R - "Consolidation of Variable Interest Entities, (revised December 2003) ". The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities - VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE. The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Through to June 30, 2005, the adoption of FIN 46R did not have an impact on VCP's financial statements. Changes may be made to the contractual arrangements related to Ripar which may require the consolidation of this entity in the future.

.. In May 2003, FASB issued SFAS no. 150 - "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS no. 150 did not have an impact on the VCP 's financial statements. However, as sales of receivables are effected through Top Print Plus , a special purpose securitization fund incorporated but still dormant, in the future, in the event it is not considered to meet the pre-requisites of a qualifying special purpose entity ("QSPE"), as defined by SFAS no. 140 "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities - a replacement of FASB Statement 125 " and if Top Print Plus is required to be consolidated under FIN 46R, any senior quotas held by a third party may be presented in the consolidated balance sheet as a mandatorily redeemable equity interest in the securitization fund, as required by SFAS 15 0.

.. In November 2004, the FASB issued SFAS no. 151, Inventory Costs an amendment of ARB no. 43, Chapter 4, which amends Chapter 4 of ARB no. 43 that addresses inventory pricing. This statement clarifies the accounting for abnormal amounts of idle facilit y expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB no. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs that are considered to be "so abnormal" are treated as current period charges. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal. " In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is currently analyzing the requirements of this new statement to determine the impact that its adoption will have on VCP's financial position, results of operations or cash flows.

.. In November 2004, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement no. 144 in Determining Whether to Report Discontinued Operations " ("EITF 03-13"). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004. We do not believe that the adoption of EITF 03-13 will have a significant effect on our financial statements.

.. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards no. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion no. 29 " ("SFAS 153"), which amends Accounting Principles Board Opinion no. 29, "Accounting for Nonmonetary Transactions " to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

Investments in an Affiliate

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$ 275 in exchange for equal shareholder rights and responsibilities, including equal direct or indirect holdings in the capital of Ripasa.

On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting stock and 46.06% of the total stock, the reais equivalent of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, representing 22.41% of the voting stock and 13.45% of the total stock for a twelve month period starting on the fifth anniversary of the closing date, for the reais equivalent of US$ 160 plus interest. The shareholders of Ripasa who are party to the agreement have a put option which may require Ripar to acquire all their common and preferred shares during a period of five years from the closing date.

A shareholders agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripar. Following a restructuring of Ripasa, the remaining minority shareholders are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano. This transaction is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

Receivables Securitization Fund

Top Print Plus is a special purpose receivables securitization fund, incorporated on March 31, 2005 for an indeterminate period and managed by Bradesco Asset Management. The purpose of the fund is to acquire trade receivables of the Company and its subsidiaries, arising from the sale of products to their customers.

Since its incorporation and through June 30, 2005 Top Print Plus has been wholly-owned by the Company and its subsidiaries and, therefore, has been consolidated in these financial statements. As of June 30, 2005, the capital structure of the fund is composed of 74% senior quotas held by VEP and 26% subordinated quotas held by VCP. At June 30, 2005, proceeds from the receivables securitization assignments totaled US$ 3.

Inventories

	June	December
	30, 2005	31, 2004

	(Unaudited)

Finished products	80	57
Work in process	7	7
Raw materials and supplies	75	63
Imports in transit and other	3	3

	165	130

Property, Plant and Equipment

	June	December
	30, 2005	31, 2004

	(Unaudited)

Land	137	114
Buildings	132	113
Machinery, equipment and installations	1,324	1,136
Forests	283	272
Other	174	156
Construction in process	101	78

	2,151	1,869
Accumulated depreciation and depletion	(478)	(426)

	1,673	1,443

Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate is 34% for 2005. From 2001 to 2004 we elected to calculate and pay our income taxes based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income). As from 2005, taxes on income are based on adjusted taxable income determined under Brazilian tax regulations.

	June 30,	December
	2005	31, 2004

	(Unaudited)

Deferred tax assets
Tax effects on impairment of investee (Note 2(c))	46	46
Tax loss carryforwards	25	18
Cross currency interest rate swap contracts	13	12
Other provisions	12	3

Total deferred tax asset	96	79

Deferred tax liabilities
Tax effects on unrealized gains of available for sales securities	(5)	-

Accelerated depreciation and other US GAAP adjustments	(39)	(36)

Total deferred tax liability	(44)	(36)

Net deferred tax asset	52	43

Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 3.19% at June 30, 2005. Historically, we have not incurred significant losses in connection with such recourse provisions.

Long -term Debt

	Interest rate at	June 30,	December
	June 30, 2005 - %	2005	31, 2004

		(Unaudited)
Third parties
In U.S. dollars
Export credits (pre-payment)	LIBOR + 1.44	875	444
Syndicated bank loan	LIBOR + 2.00	-	88
Export credits (ACCs)	3.19	6	3

Total third parties		881	535

Related parties
In U.S. dollars
VOTO II loan	4.25 to 5.75	-	125
VOTO III loan	7.875	44	47
VOTO IV loan	7.75	200

		244	172

In reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.00	152	132
UMBNDES	13.30	28	27

Total related parties		424	331

Total debt		1,305	866

Less: current portion		(83)	(297)

Long-term portion		1,222	569

Notes:	.	LIBOR = London Interbank Offered Rate. The LIBOR rate was 3.71% per annum June 30, 2005.

	.	TJLP = "Taxa de Juros a Longo Prazo ", a long-term interest rate fixed quarterly by the Brazilian Central Bank. At June 30, 2005, the TJLP rate was 9.75% per annum.

	.	UMBNDES: Weighted-average exchange rate variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

Export credits

In May 2005, we signed an Export Prepayment contract with ING Bank N.V. and Bayerishe Hypo und Vercinsbank for US$ 50 at LIBOR plus 1.5% and US$ 100 at LIBOR plus 1.4945%, respectively. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In March 2005, we signed an Export Prepayment Agreement with a pool of banks in the aggregate amount of US$ 300 at LIBOR plus 1.63% . Payments are due through 2012 in installments to match export shipments. We utilized US$ 275 to finance the acquisition of our investment in Ripasa and the financings are guaranteed by export contracts by the borrowers,

VCP and VEP. VCP is the primary obligor and has unconditionally and irrevocably agreed that if payments are not made, VCP will pay the lenders, which are ABN Amro Bank, Banco Santander Central Hispano and BNP Paribás, such outstanding amounts at the due date.

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments. The funds were released in 2004. We utilized US$ 125 to refinance export credit prepayment which was to fall due in 2006. The financings are guaranteed by export contracts by the borrowers, which are VEP and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Brade sco S.A., such outstanding amounts at the due date.

Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP , through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V.

All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement were secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading and VCP North America with their respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16. The loan was fully repaid in May 2005.

BNDES

On May 20, 2005, we signed a financing agreement with BNDES for a total equivalent to US$ 93 million (at the June 30, 2005 exchange rate) for the purpose of financing eucalyptus forests. Part of the loan for an equivalent of US$ 79 bears interest at TJLP plus 4.5% per annum. The remaining balance for the equivalent of US$ 14 is indexed by the UMBNDES plus 4.5% per annum and carries total interest of 13.30% . This financing will mature in July 2015. VCP has drawn down US$ 20 to date.

VOTO II loan

On July 28, 2003 together with VPAR, we jointly formed VOTO II, a 50% affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$ 125 to each of St. Helen III (our consolidated subsidiary) and to St. Helen II. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR, we were the guarantors for this operation.

The funds on-lent to St. Helen III were utilized to redeem part of the US$ 203 debt that was contracted in 2002 with ABN AMRO Bank N.V. The loan was fully repaid by St. Helen III to VOTO II on June 27, 2005 with the proceeds of the loan from VOTO IV described below.

VOTO III loan

On January 16, 2004 VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international markets. We received 15% of total amount issued or US$ 45. We are the guarantors for this operation, limited to 15% of the entire operation.

VOTO IV loan

On June 24, 2005 Voto Votorantim Overseas Trading Operations Limited IV ("VOTO IV "), a wholly-owned subsidiary of Votorantim Participações, issued US$ 400 7.75% Fixed Rate Notes Due 2020 in the international markets, under Regulation 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds.

Out of US$ 200 the proceeds, US$ 125 were used by St. Hellen III to repay the debt incurred with VOTO II. The remaining amount of US$ 75 was temporarily invested in marketable securities.

Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu Administração Ltda, our ultimate parent company.

Long-term debt maturities

At June 30, 2005, the long-term position of long-term debt maturities are as follows:

2006			29
2007			67
2008			95
2009			189
2010			513
after 2011			329

			1,222

Related Parties

Balances with related parties are as follows:

	Nature and business	June	December
	purpose of transactions	30, 2005	31, 2004

		(Unaudited)

Cash, cash equivalents, available for
sale and held -to- maturity investments	Surplus cash funds invested

	with Group financial
Votorantim Group	institution
Banco Votorantim S.A.		477	336
VOTO III bonds		9	14

Unrealized gains from cross-	Arising from swap contract
currency interest rate swaps	transactions in which the
Votorantim Group	Group financial institution
Banco Votorantim S.A.	acts as counter-party	3	27

Long-term loans from related parties	Loans from related parties
Votorantim Group
VOTO II			125
VOTO III		44	47
VOTO IV		200
BNDES (shareholder)		180	159

Marketable Securities, Financial Instruments
and Derivatives

The fair values of our cross-currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At June 30, 2005 and December 31, 2004 the notional amounts of our outstanding cross-currency interest rate swap contracts were US$ 350 and US$ 259, respectively, and their fair values were loss of US$ 1 and a gain of US$ 47, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

		June 30, 2005	December 31, 2004

		(Unaudited)

	Carrying		Carrying
	amount	Fair value	amount	Fair value

Cash and cash equivalents	224	224	151	151
Held-to-maturity investments
VOTO III bonds			14	15
Brazilian Government Bonds
denominated in U.S. dollars			223	313
Foreign Government Bonds
denominated in reais			41	41
Available for sale securities
VOTO III bonds	9	9
Brazilian Government Bonds
denominated in U.S. dollars	237	237
Credit linked notes	76	76
Foreign Government Bonds
denominated in reais	50	50
Unrealized gains (losses) from
cross currency interest rate
swaps	(1)	(1)	47	47
Short-term debt	76	76	79	79
Long-term debt	1,305	1,306	866	873

Due to requirements to fund future investments in our operations and the call option agreement to acquire additional shares of Ripasa, we have reviewed the classification of the entire security portfolio classified as held-to-maturity. At the time we invested in these securities, and that in each reporting period since then, our intention had been to hold them through maturity. As a result of our review of the classification, we transferred all such portfolio in the second quarter of 2005 to the available-for-sale category. Upon the transfer, securities were recognized at their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in "Net unrealized gains on available for sale securities " directly in shareholders' equity. In June 2005 we subsequently sold a portion of the securities investments in "VOTO III Bonds" with a carrying amount and selling price of US$ 5 recogniz ing a gain on the sale less than US$ 0.1.

Segment Information

Three-month period ended June 30

(Unaudited)

	2005		2004

	Pulp	Paper	Pulp	Paper

Revenues from external customers	112	161	97	151
Intersegment revenues	66		52
Segment operating income	51	21	55	32

		Six -month period ended June 30

				(Unaudited)

	2005		2004

	Pulp	Paper	Pulp	Paper

Revenues from external customers	214	310	198	297
Intersegment revenues	126		97
Segment operating income	99	44	98	73

At June 30, 2005 pulp and paper segment total assets had increased by US$ 161 and US$ 69, respectively, from amounts reported at December 31, 2004. In the six month period ended June 30, 2005, acquisitions of property, plant and equipment totaled US$ 44 for pulp and US$ 16 for paper.

Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

		June 30, 2005	December 31, 2004

	(Unaudited)

Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	27	128	24	93
Civil-related		4		4
Labor-related	3	9	2	7

	30	141	26	104

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are approximately US$ 36 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these "vendor programs " we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At June 30, 2005, customer guarantees provided by us totaled US$ 45, including interest (US$ 71 at December 31, 2004). Our guarantees are usually secured by the personal guarantee of the customer's owner.

Shareholders ' Equity

On October 18, 2004, the Extraordinary General Meeting approved the following proposals:

(i)	Increase of subscribed capital stock, from US$ 1,320 to US$1,838, by means of capitalization of part of unappropriated retained earnings without issue of ew shares.

(ii)
A reverse stock split dividing the entire subscribed capital of VCP, by 200 resulting in 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock.

(iii)
A reverse split of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange, each of which had previously represented 500 preferred shares, to represent one preferred share per ADS.

We have retroactively adjusted all share and ADS data to take account of the reverse split.

Following the summary of the changes in shareholders' equity

		For the year
	Six -month	ended
	period ended	December
	June 30, 2005	31, 2004

	(Unaudited)

Shareholders' equity at beginning of year	1,498	1,185

Treasury shares - preferred shares sold (purchased)	2	(1)
Dividends	(82)	(104)
Net income	153	303
Net realized gains on available -for-sales securities of affiliate		1
Net unrealized gains on available -for-sales securities	11	-
Cumulative translation adjustments	174	114

Shareholders' equity at end of period and year	1,756	1,498

Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period		Six-month period
	ended June 30		ended June 30

		(Unaudited)		(Unaudited)

	2005	2004	2005	2004

Net income	92	85	153	165
Translation adjustments	179	(83)	174	(91)
Unrealized gains on available for sale
securities, net of tax of US$ 5	11		11

Comprehensive income	282	2	338	74

Subsequent Events

On July 20, 2005, the Boards of Directors of VCP, Suzano and Ripasa, approved the corporate restructuring that would allow Ripasa’s minority shareholders to exchange their interests in Ripasa to VCP and Suzano stock, in equal parts.

The restructuring involves two phases: (i) the merger of Ripasa shares into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. The restructuring will be submitted for approval at the general meetings of the respective companies. At the completion of the restructuring, Ripasa’s minority shareholders will become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution ("Protocol") that VCP, Suzano, Ripasa and Ripar executed on July 20, 2005.

Phase 1 – Merger of Ripasa shares into Ripar

Ripasa will become a wholly-owned subsidiary of Ripar upon the exchange of all Ripasa shares owned by the minority shareholders into Ripar’s shares ("Merger of Shares"). Ripasa’s minority shareholders will become shareholders in Ripar, in accordance with the swap ratio established in the Protocol, in proportion to their share ownership. The Merger of Shares will be determined at meetings to be held on August 29, 2005.

Ripasa’s shareholders will receive as many Ripar’s shares as necessary to maintain the same percentage they currently hold in Ripasa’s capital. The swap ratio was based on the economic fair value. Therefore 8.6933 of Ripar’s common shares will be swapped for one Ripasa common share, and 8.6933 Ripar’s preferred shares will be swapped for one Ripasa preferred share.

Phase 2 – Distribution of Ripar Shares

Once the Merger of Shares is approved, on August 30, 2005, Ripar’s total spin-off, with the transfer of its equity to VCP and Suzano in equal parts, will lead to (i) VCP’s and Suzano’s capital increase with the issuance of new shares to be attributed to Ripar’s non-controlling shareholders, based on the swap ratio defined below; and (ii) Ripar’s dissolution.

Ripar’s assets and liabilities will be split equally and merged into VCP and Suzano in equal parts, at their respective book values recorded in the balance sheet of July 31, 2005.

Assuming the exchange is fully consummated, VCP’s capital in Brazilian GAAP will increase from R$ 2,478,582 thousand to R$ 3,052,211 thousand, equivalent at the June 30, 2005 exchange rate to US$ 1,055 and US$ 1,299, respectively, with the issuance of 12,532,009 preferred shares, corresponding to half of the portion of Ripar’s equity, which corresponds to the shares held by Ripar’s non-controlling shareholders.

The Ripasa shareholders may excise withdrawal rights, and will be entitled to reimbursement for the value of the shares of which they are the holders on the closing of the São Paulo Stock Exchange - Bovespa trading session of July 20, 2005. Shares acquired as of and including July 21, 2005 will not entitle their new holders to withdrawal rights.

The acquisition of the share control in Ripasa and its transformation into a production unit is still under analysis by the Brazilian Antitrust Authorities.

*      *      *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.